EXHIBIT 5.1
[Letterhead of]
CRAVATH, SWAINE & MOORE LLP
[New York Office]
December 20, 2005
IKON Office Solutions, Inc.
7 3/4% Senior Notes Due 2015
Form S-4 Registration Statement
Ladies and Gentlemen:
     We have acted as counsel for IKON Office Solutions, Inc., an Ohio corporation (the “Company”), in connection with the filing by the Company with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance and exchange of up to $225,000,000 aggregate principal amount of new 7 3/4% Senior Notes due 2015 (the “Exchange Notes”) for a like principal amount of outstanding 7 3/4% Senior Notes due 2015, which have certain transfer restrictions (the “Original Notes”). The Exchange Notes are to be issued pursuant to the indenture dated as of September 21, 2005 (the “Indenture”), between the Company and The Bank of New York, as trustee (the “Trustee”).
     In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents and other instruments as we have deemed necessary or appropriate for purposes of this opinion, including the Indenture and the form of Exchange Notes.
     Based on the foregoing, we are of opinion as follows:
     1. Assuming the due authorization, execution and delivery thereof by each party thereto, the Indenture constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law).
     2. Assuming that the Exchange Notes have been duly authorized by the Company, when executed and authenticated in accordance with the provisions of the Indenture and delivered in exchange for the Original Notes, the Exchange Notes will constitute legal, valid and binding obligations of the Company, entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether in a proceeding in equity or at law). In expressing the opinion set forth in this paragraph 2, we have assumed, with your consent, that the form of the Exchange Notes will conform to that included in the Indenture.
     We are admitted to practice in the State of New York and we express no opinion as to matters governed by any laws other than the laws of the State of New York and the Federal laws of the United States of America. In particular, we do not purport to pass on any matter governed by the laws of the State of Ohio.
     We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.
Very truly yours,
/s/ CRAVATH, SWAINE & MOORE LLP
IKON Office Solutions, Inc.
    70 Valley Stream Parkway
        Malvern, Pennsylvania 19355